

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 3, 2009

Mr. Yuxiang Wu
Chief Financial Officer
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

> **Re:** **Yanzhou Coal Mining Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 26, 2008**
> **File No. 001-14714**

Dear Mr. Wu:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief